Filed by Altimeter Growth Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Altimeter Growth Corp.

Commission File No. 001-39573

The following communication was made available by Altimeter Growth Corp. on YouTube on April 23, 2021.

On April 23, 2021, Brad Gerstner discussed the proposed Business Combination between Grab Holdings Inc. and Altimeter Growth Corp. on “This Week in Startups” on YouTube. Set forth below is an approximate transcription of the relevant discussion.

From approximately 12:56-17:24

Host: “How did you get the deal? Because Grab probably has their choice, like you’re saying, so take us into, you know, what none of us have access to, is how does that board decide to go with Brad as opposed to Goldman?”

Brad: “They hire advisors to advise them and ultimately it takes courage on the part of a board because if you think about what a board- you know the old saying, “You don’t get fired hiring McKinsey”? You don’t get fired hiring Goldman Sachs, you don’t get fired hiring Morgan Stanley. And let me be very clear, Goldman and Morgan Stanley are great partners of us, they are extremely smart, they’re extremely capable and they will have important roles to play in the process. It doesn’t mean that their roles should not evolve, we’re going to re-architect this in a way. My north star is very clear: what is in the best interest of founders, companies, and employees of the ecosystem that has been so good to me.”

Host: “I mean, that’s where it should start right those are the people who got the product, got the opportunity to your desk, so why are we giving all the spoils to some other group of people? So when they said to you, ‘Hey Brad why should we go with you as opposed to one of these banks?’ and you’re talking to the advisors, what was your pitch? Because I do know you offered some very specific things that maybe some other SPACs have not offered so you’ve… and each of these SPACs, correct me if I’m wrong, you as the promoter, which is a weird term, but it is what it is…”

Brad: “...Sponsor”

Host: “Sponsor, ok. You as the sponsor. Sort of a weird term, but better. You as a sponsor get to define the terms, so it’s not standard terms. So what were the terms you pitched?”

Brad: “Well first like any great product, like what we’ve done over the last year is to deconstruct the entire value chain of an IPO and to say like this isn’t about flipping a SPAC, this is about building a product like I built before at four or three other companies, like Rich has built. We took a Zillow approach: what is the ‘I buy’ of the IPO? How can you deconstruct that? So part of it right, Chris Conforti joined our team. Chris built over 100 IPO books for Goldman Sachs, right? So the guts of an IPO is, right, to bring together two sides of the market place: the company and the world’s best public market investors. So knowing those public market investors, you know, Will Danoff at Fidelity, knowing Tony Kim at BlackRock, you know, just go through the list. Those are your buyers, so having trust and relationships. And Altimeter has 15 years of trust and relationships with these portfolio managers because we sit on the same side and we compare notes with them about public companies that we’re looking at. Chris Conforti has a decade of experience with them building books at Goldman Sachs, so we know how to build a better book, we know how to price how to allocate, how to do those things. And so from our perspective, right, that is the guts. But now you can expand the aperture, Jason, on the capital markets team. So I brought, you know, we brought Derek Wong for example on board. Derek was the head of IR and PR for Tableau, right. So helping these companies understand how to tell the narrative, how to present the narrative, right? But the important thing is this, like, why? Number 1: what is the objective of most companies: Give me the best possible public market investors at the fairest price with the least amount of distraction. And that is what we delivered. We delivered a better cap table at a fairer price with a hell of a lot less distraction than they would’ve gotten in a typical experience, so we were, I think, a great partner to them.”

Host: “I noticed two points, you locked up your shares for 3 years”

Brad: “So our sponsor promote is locked up for three years. I’m never going to bring a company public that I am not willing to lock up my sponsor promote in because frankly I want to bring the best of the best. Right? I’m not trying… There are a lot of places that SPACs will offer great alternatives to companies, like for example, you think of like Lucid, which is an interesting company that went public by way of SPAC with Michael Klein, right. Or you think of these vertical take-off companies. You know Reid Hoffman is just doing incredible stuff. Yeah, with really interesting companies. Companies that I would love to see exist, but that’s not what Altimeter does.”

From approximately 38:58-42:41

Host: “Let’s talk for a second about Grab. Grab is about a seventh, a sixth, the size of Uber?”

Brad: “Well it depends on whether you look at the next 12 months on a run rate or if you look over the last twelve months, but yeah. That sounds about right.”

Host: “And it’s going to go out at forty or something like that. Uber is worth 110. Is Uber undervalued, Grab overvalued? What’s the disconnect?”

Brad: “First, we’re big investors in Uber. We’re like you, we’ve been there… I became an even bigger investor, in fact we bought almost all of our Uber last March, you know…”

Host: “Oh yum yum! When it was 15 or 20 dollars!?”

Brad: “Yeah.”

Host: “By the way, that was a moment for me, took a big gulp…”

Brad: “Right, as did Dara and others…”

Host: “White knuckles!”

Brad: “Listen, you should really be rewarded because, you know, the cash register really rings in the public markets when, not when you’re with the consensus, but when you are outside the consensus. And I remember being mocked last April about that position when everybody was saying, “Can it ever be profitable?” But let me just fast forward to talk about Grab for a second. First, 650 million people, that’s the size of the market. Very early in its digital adoption, right? And most investors now have seen the success of Sea, the big e-commerce and gaming company in Southeast Asia. Southeast Asia is having its renaissance, okay? And so every part of the planet will digitize. So when you think about what are the big opportunities within those regions, obviously e-commerce and gaming are one of them, but rideshare is another big one. Delivery, or what I call instant commerce, is another and payments is another. So let me just break down those three quickly for you on that. They have the best segment EBIDTA margins in the world for rideshare and they are the dominant player in the markets they serve, right.”

Host: “They’re the Uber of their market.”

Brad: “Correct. And what’s beautiful about the market, by the way, is they employee five million people who might not otherwise have jobs, including thousands of thousands of disabled drivers in the region, right? The pay is two to three times what the minimum wage is in these countries, and so the relationship with regulators is quite tight because there is not enough car ownership in these parts of the world. In fact, the cost of a new Honda Accord in Singapore is over 100,000 dollars US, and so people just can’t afford cars. And on top of that, these are crowded streets, they don’t have the infrastructure. So the fact that they have two-wheelers, three-wheelers, tuk-tuks, cars, it’s a game changer. Number two: …so that is just already a great business. The delivery business, so they’re in the delivery of everything, restaurants, convenience store items, groceries, and increasingly all things commerce. Like one of the biggest trends in the world, Jason, and you’ll appreciate this, is back to the future. I was a huge believer/fan/customer of Cosmo and Urban Fetch 20 years ago. Guess what? It’s all coming back. It’s all coming back. And the reason it makes a lot of sense is because if I can get the same product that I want from Amazon but I can get in an hour at the same price rather than getting it in a day, where do you think I’ll order it? Push a button and magic happens. Uber announced last week fifty-two billion dollar global delivery run rate, fifty-two billion…”

Host: “Compared to 30 billion for the rides business.”

Brad: “And they’re barely scratching the surface on the delivery opportunity on a global basis.”

From Approximately 46:20-50:20

Brad: “Okay, so the second business in Southeast Asia, delivery of everything. They have the lowest cost delivery infrastructure and, you know, it’s a very big opportunity.”

Host: “What about payments? That’s the big one…”

Brad: “So payments, this is the one I’m most excited about. And again, let me just be clear to all of your audience, do your own homework. You may very well lose all of your money if you invest in Grab and there are a lot of people who disagree with me. I placed my bet, you guys do your homework and do yours. And I just want to share authentically, as someone who invested a lot of money, why…”

Host: “Yeah, you’re 15 years in this business. This is your biggest bet to date. Is that right? Is this your biggest bet to date?”

Brad: “Um, no…”

Host: “What was your biggest?”

Brad: “Snowflake, Uber, so we got bigger bets but at any rate, it’s big. The payments business, in this part of the world: credit card penetration very low, cash based economies, the governments desperately need to move off cash to a digital economy, so that’s just the context. There is no PayPal, there is no buy now pay later affirm, there is no Venmo. So none of this exists…”

Host: “So they’re the CashApp of Southeast Asia?”

Brad: “None of this exists… Right? So there are two players, right? Who basically- these guys have brilliantly spent three years building full stack, buy now pay later, loans, insurance, digi-banking licenses, everything.”

Host: “So what you’re saying is that Grab is essentially Lyft, Postmates, CashApp, Klarna, and UberEats?”

Brad: “Yeah, I said Uber plus DoorDash plus either, take your pick, either Square or Ant Financial. But let’s be clear, the payments business is losing a lot of money. We’re going to continue investing a ton of money in it, because I think the opportunity to transform Southeast Asia with a full digital payments stack is very large, there is no reason for them not to invest aggressively. And there’ll be competition, so we’ll see what happens.”

Host: “Uber owns 10% of the company still?”

Brad: “Correct, on a pro forma basis.”

Host: “Wow! So that was a great move by Travis and Emil Michael when they cut those deals. They got to put four billion dollars there. Do you think someone is going to roll up the world? Either Didi, Grab, or Uber? Is this going to be like one of these things where Uber got out of these markets, but then there is consolidation that comes in the future?”

Brad: “The local players, I mean Didi is going to dominate in China and Grab is winning in Southeast Asia, but whether or not someone is going to come in from an M&A perspective, that’s a separate question. It’s going to be very difficult, just the capital required to do it. And frankly, as you understand, these are local synergies. Being great in Jakarta doesn’t make you great in San Francisco. Right? And so, part of the reason that I got so excited about this is that Dara sold Uber to Grab and when I asked Dara why do it? He said, because they’re going to win. Pretty simple.”

Host: “I mean, Travis, early on, the way he explained it to me was we’re going for the gold, we’ll take the silver, but if we’re going to be bronze then we’re out.”

Brad: “Let me be clear, and Dara would say the same thing, what Travis and Amil did was so bold, so audacious, so crazy by any conventional standards, they literally were going to own the globe for all of rideshare and it was brilliant. They probably created 20-25 billion dollars of enterprise value, right, by coming in second, right.”

Important Information and Where to Find It

The above communications relate to a proposed Business Combination between Grab Holdings Inc., a Cayman Islands exempted company (“Grab”), and Altimeter Growth Corp, a Cayman Islands exempted company (“Altimeter”). They do not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of Altimeter for their consideration.

J1 Holdings Inc., a Cayman Islands exempted company (“PubCo”), intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Altimeter’s shareholders in connection with Altimeter’s solicitation for proxies for the vote by Altimeter’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed Business Combination. Altimeter and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, Altimeter will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This document is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Altimeter will send to its shareholders in connection with the Business Combination. Altimeter’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Altimeter’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Altimeter, PubCo, Grab and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Altimeter, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Altimeter. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Altimeter, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Altimeter’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Altimeter’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Altimeter’s directors and executive officers in Altimeter’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The above communications may contain “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Altimeter and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination, the PIPE Financing and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Altimeter or Grab is not obtained; the risk that the business combination disrupts current plans and operations of Altimeter or Grab as a result of the announcement and consummation of the Business Combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by Altimeter’s shareholders and the amount of funds available in the Altimeter trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Altimeter’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Altimeter from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Altimeter nor Grab presently know, or that Altimeter or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Altimeter’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Altimeter’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Altimeter and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Altimeter and Grab may elect to update these forward-looking statements at some point in the future, PubCo, Altimeter and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor Altimeter or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Altimeter’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and Altimeter contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, Altimeter or any other entity.